Domtar Corporation 395, boulevard de Maisonneuve Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

October 5, 2018	BY EMAIL

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Domtar Corporation

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Filed August 8, 2018

SEC file reference no. 001-33164

To whom it may concern,

We have reviewed your comment letter, dated September 24, 2018, with respect to our filing referred to above. Please find below our response to your comments. For the convenience of the Staff, we have restated in this response letter each of the comments in the comment letter and numbered each of the responses to correspond with the numbers of the comments in the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Policies, page 42

1.

We note your disclosure of the methodologies used to assess impairments of goodwill and intangible assets on pages 43 to 46, and pages 62 to 64. We further note your disclosure that during 2017, you recognized a goodwill impairment charge of $578 million, representing the entire amount of goodwill related to the Personal Care reporting unit, due to growing competitive market pressures in the healthcare and retail markets over the last year. However, it appears that you did not record any related impairments of intangible assets.

Given the goodwill impairment of the Personal Care reporting unit, explain to us, in reasonable detail, how you evaluated the intangible assets in your Personal Care reporting unit for impairment. As part of your response, provide us a summary of any cash flow testing you performed, together with an explanation of the basis for all material assumptions made as part of the cash flow analysis. Additionally, your response should address the basis for your conclusion that no impairment of intangible assets was necessary given your disclosure on page 45 that the key estimates supporting your cash flow projections for intangible assets are consistent with those supporting your goodwill impairment analysis.

www.domtar.com

1	Domtar Corporation Response:

Although our goodwill was impaired, our intangible assets were not impaired given the intangible assets consist of various assets assessed for impairment individually or at the asset group level using different impairment accounting models and linked to specific areas within the Reporting Unit that were affected to differing extents by the events leading to our goodwill impairment.

Background

As indicated in our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017, our intangible assets consist of several different categories of intangible assets. Some intangible assets (water rights, indefinite-lived license rights and a small portion of our definite-lived customer relationships) do not relate to our Personal Care segment. Additionally, some categories consist of several assets. We assess impairment of intangible assets at the asset level or asset group level and the impairment risk is based on the facts and circumstances surrounding each individual asset.

Our goodwill impairment testing is done using an income approach based on the present value of estimated future cash flows. Financial forecasts for the goodwill impairment test are modeled at a detailed level. This level of detail is sufficient to support our indefinite-lived intangible assets impairment assessments, which relate to sub-sets of the Reporting Unit. As a result, our goodwill impairment testing serves as the basis for our intangible assets impairment assessment as well.

Goodwill

Our goodwill impairment cash flow model is based on discrete cash flows for a 5-year period followed by a terminal value.

•	Financial projections are prepared for each component in detail broken down by sales channel, product category and by client and / or geography (as appropriate).

•	The cash flows for 2018 are aligned with our annual budget exercise.

•

After 2018, cash flows are based on a mix of historical information, management judgement and external data. Revenues are determined based on management’s estimate of volume and selling price as determined based on historical performance and market expectations. Costs are adjusted based on projected fluctuations in key raw material indices (e.g. fluff pulp, non-woven materials, and super absorbent polymers), inflation data and other internal initiatives that may affect the cost structure. Capital expenditures are based on management’s plans and capacity required to fulfill the forecasted business plan. Terminal year assumptions are based on long term economic growth indicators, historical and projected profit margins and capital requirements.

2

•	External data is used in the determination of forecasted foreign exchange rates, statutory tax rates and the discount rate (weighted average costs of capital) assumptions.

Assumptions and conclusions of our cash flow model are reviewed in detail by our Personal Care business leaders and as well as our senior executive leadership team. Our process and methodology utilized in 2017 for both our goodwill and intangible assets impairment assessment was the same as in prior years. We are also supported in our goodwill impairment testing and intangible assets impairment assessment by a reputable external business valuation firm. No formal valuation report is issued as the assistance from the valuation firm focuses mainly on methodology, economic and market data gathering and analysis.

Indefinite-lived Intangible Assets

Our indefinite-lived Personal Care related intangible assets consist of four different trade name assets and one catalog rights asset. We test these assets using a relief from royalty model (income approach).

Key assumptions supporting the cash flow projection include estimates of revenue and revenue growth rates, royalty rates, economic indicators, tax rates and discount rates.

•

Estimates of revenue, revenue growth rates and tax rates are consistent with our operating plans and those supporting the goodwill impairment test for each specific business channel that relates to each intangible asset.

•	The asset specific discount rate assumption used is based on a weighted average cost of capital methodology consistent with that used in our goodwill impairment test.

•

Consistent with analysis performed at the date of the acquisition of the individual assets, in determining the appropriate royalty rate to apply to the various revenue streams, we analyze the revenue stream’s profit margin, profit margin differential between branded and non-branded products and compare our royalty rate(s) to publicly available information for similar products (when available). As a result of our analysis, in 2017, we reduced our royalty rate assumptions in certain channels to reflect the decrease in current and expected profitability.

We perform sensitivity analysis on certain key assumptions. This provides us further comfort that, assuming a reasonable change in such assumptions, the conclusion on the impairment test of our indefinite-lived intangible assets remains unchanged.

Although no indefinite-lived intangible assets were impaired, the fair value of several indefinite-lived intangible assets has decreased in comparison with prior years. As a result, the book value of assets considered at risk for future impairment increased compared to prior years. Such a result is consistent with our views that our trade names are anticipated to continue to enable us to yield higher profit margins on the branded products and the catalogue continues to act as a barrier to new entrants even though it will generate lower than anticipated sales and operating margins resulting from growing competitive pressures in the healthcare and retail markets.

3

Definite-lived Intangible Assets

Our Personal Care related definite-lived intangible assets are composed of six different customer relationship assets, one technology asset, one non-compete asset and one license right asset.

As a result of our weakened market outlook that led to our goodwill impairment, we analyzed market conditions and resulting cash flow forecasts for our various asset groups in order to determine if any economically driven triggering events were present that could cause the carrying value not to be recoverable based on an undiscounted cash flow analysis (Step 1).

Events occurring concurrently with our goodwill impairment test and resulting from increased competition and other market conditions led to a notable expected decrease in sales for one area of our asset group. This was considered a triggering event to test for impairment its asset group which includes its related definite-lived intangible assets and property plant and equipment. We performed a Step 1 impairment test on such assets and concluded that its undiscounted cash flows exceeded its carrying value and, as such, the carrying values of the assets were recoverable. Cash flows and assumptions used for this impairment test were derived from and consistent with our goodwill model discussed above as the trigger event occurred shortly after our annual impairment test date.

Summary Conclusion

The key estimates supporting our cash flow projections for intangible assets are consistent with those supporting our goodwill impairment analysis. We noted a decrease in the fair value of our indefinite-lived intangible assets from the prior year. Our analysis of each individual indefinite-lived intangible asset and each individual asset group for which a trigger had been identified led us to the conclusion that there was no impairment of our indefinite-lived intangible assets nor the asset group for which a triggering event was identified. The impairment accounting model required under GAAP for property, plant and equipment and definite-lived intangibles is different than the fair value model used for goodwill and indefinite-lived intangibles, as it includes undiscounted cash flows. Furthermore, our conclusions were consistent with our analysis of events leading to our goodwill impairment in that the nature and extent of the impact of these events on the different areas of our business was different for various intangible assets and asset groups related to each area of our business.

Form 10-Q for the Fiscal Quarter Ended June 30, 2018

Financial Statements

Note 1 – Basis of Presentation, page 8

2.

We note your disclosure of accounting policy related to revenue recognition since January 1, 2018 upon adoption of ASU 2014-09 “Revenue from Contracts with Customers”, including the statement that byproduct related revenues, such as sales of excess power, waste paper and other wood related byproducts are recorded as a reduction of manufacturing costs as they are incidental to the main revenue-generating activities of the Company.

Please tell us the byproduct sales amounts involved for each period presented, and your basis for recording them as a reduction of manufacturing costs, instead of as revenues, when they appear to be an output of your ordinary activities for which you receive consideration in exchange.

4

2	Domtar Corporation Response:

As requested, please find below the byproduct sales amount for each of the periods presented:

(in millions of dollars)	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Sales	1,353	1,221	2,698	2,523

Byproduct related revenues recorded as a reduction of manufacturing costs	16	19	33	38

As a percentage of sales	1.18%	1.56%	1.22%	1.51%

The byproducts are incidental to our main revenue-generating activities and are a consequence of the manufacturing of our main products which are market pulp, communication papers, specialty and packaging papers and absorbent hygiene products. The byproducts related revenues represents less than 1.6% of the sales amounts in each of the periods presented.

The byproducts related revenues are comprised of:

•	electricity sold to local utility companies for quantities in excess of our manufacturing needs;

•	waste paper and paper not meeting our quality standards;

•

wood byproducts that we can use internally as a raw material, but economic conditions are such that it can be sold to third-parties at premium prices and substituted by wood fit for our operational needs at lower prices;

•	wood byproducts which are of no use to us as raw materials such particles such as pines and fines;

•	residual products resulting from the pulping manufacturing process such as turpentine, tall oil soap and steam.

The strategic objective driving the sale of the byproducts is to maximize the value of the byproducts sold in order to reduce the overall manufacturing costs across our mill system.

ASC 606-10-20, defines revenues as “Inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

As described in our annual report on Form 10-K, Domtar Corporation’s ongoing major and central operations are the design, manufacturing, marketing and distribution of a wide variety of fiber-based products including market pulp, communication papers, specialty and packaging papers and absorbent hygiene products.

We agree with your statement that the byproducts are an output of our ordinary activities for which we receive consideration in exchange. However, our view is that the production and sale of byproducts does not constitute our ongoing major and central operations since the byproducts are produced during the manufacturing process of our main products.

5

Accordingly, the revenues derived from the sale of the byproducts is not classified as Sales in our consolidated statement of earnings but recorded as a reduction of manufacturing costs.

The byproducts related income are recognized at a single point in time when the performance obligation is satisfied which occurs when the control over the byproducts is transferred to customers i.e. usually when they are delivered.

Please contact the undersigned at 514-848-5146 should you require further information or have any questions.

Very truly yours,

/s/ Michael Cross
Michael Cross, CPA, CA
Vice President Financial Reporting and Compliance

cc:	John D. Williams, President and Chief Executive Officer
cc:	Daniel Buron, Senior Vice President and Chief Financial Officer

6